UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

As previously disclosed, on October 5, 2009, Purchaser amended the Offer by, among other things, increasing the offer price to be paid from the original $1.55 per Share (the “Original Offer”) to $2.25 per Share (the “Revised Offer”).  The Revised Offer is subject to a number of conditions as set forth in the Schedule TO, as amended.

Item 1.          Subject Company Information.

The second sentence of Item 1(b) of the Schedule 14D-9 is hereby amended and restated as follows:

“As of October 14, 2009, there were 71,228,328 Shares outstanding, an additional 5,382,961 Shares issuable upon exercise of outstanding stock options granted pursuant to the Company’s equity compensation plans and an additional 432,498 Shares issuable upon exercise of outstanding warrants.”

Item 3.          Past Contacts, Transactions, Negotiations and Agreements.

The heading and first paragraph of Item 3(b) of the Schedule 14D-9 is hereby amended and restated as follows:

“(b)         Cash Consideration Payable Pursuant to the Revised Offer

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Revised Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders of the Company. As of October 14, 2009, the Company’s directors and executive officers owned in the aggregate 2,466,410 Shares (excluding options to purchase Shares, which are discussed below in Item 3(c)). If the directors and executive officers were to tender all Shares owned by them for purchase pursuant to the Revised Offer and those Shares were accepted for purchase and purchased by Purchaser at the Revised Offer price of $2.25 per Share (the “Revised Offer Price”), the directors and executive officers would receive an aggregate of approximately $5,549,423 in cash.”

The first two paragraphs under the heading “Equity Incentive Awards — Options” of Item 3(c) of the Schedule 14D-9 are hereby amended and restated as follows:

“As of October 14, 2009, the Company’s directors and executive officers held vested and exercisable options to purchase 1,287,952 Shares, 480,389 of which had an exercise price equal to or below the Revised Offer Price and 807,563 of which had an exercise price above the Revised Offer Price. The vested options with an exercise price below the Revised Offer Price had exercise prices ranging from $0.92 to $2.2097.

In addition, as of October 14, 2009, the Company’s directors and executive officers held unvested options to purchase 897,988 Shares, 533,754 of which had an exercise price equal to or below the Revised Offer Price and 364,234 of which had an exercise price above the Revised Offer Price. The unvested options with an exercise price below the Revised Offer Price had exercise prices of $0.92.”

The fifth paragraph under the heading “Equity Incentive Awards — Options” of Item 3(c) of the Schedule 14D-9 is hereby amended and restated as follows:

“The following chart summarizes the outstanding options for each of the Company’s executive officers and directors and the value of each option, as of October 14, 2009, based on a per share Revised Offer Price of $2.25. The value of outstanding options, whether vested or unvested, is the number of such vested or unvested options, as applicable, multiplied by the amount by which the Revised Offer Price exceeds the exercise price of such options. For purposes of computing value, options with an exercise price exceeding the Revised Offer Price are deemed not to have value and are not reflected in the chart, but those options are included in the footnotes following the chart.

		Value of		Value of
	Total	Outstanding	Total	Outstanding
	Unvested	Unvested	Vested	Vested
	Options	Options	Options	Options

Ofer Gneezy (1)	122,501	$162,926	99,046	$49,382
Gordon J. VanderBrug, Ph.D. (2)	87,501	$116,376	94,046	$43,659
Eelko Block	—	—	—	—
Charles N. Corfield (3)	26,250	$34,913	3,750	$4,988
Robert H. Brumley (4)	26,250	$34,913	3,750	$4,988
Joost Farwerck	—	—	—	—
W. Frank King, Ph.D (5)	26,250	$34,913	66,111	$28,101
Paul H. Floyd (6)	61,251	$81,464	85,501	$40,754
Mark S. Flynn (7)	61,250	$81,463	8,750	$11,638
Richard G. Tennant (8)	61,251	$81,464	110,685	$59,619
Edwin van Ierland (9)	61,250	$81,463	8,750	$11,638

(1)	In addition, Mr. Gneezy holds 196,752 options where the exercise prices exceed the Revised Offer Price and range from $4.42 to $30.96, of which 121,752 are vested and 75,000 are unvested.

(2)	In addition, Dr. VanderBrug holds 171,954 options where the exercise prices exceed the Revised Offer Price and range from $4.42 to $28.14, of which 109,454 are vested and 62,500 are unvested.

(3)	In addition, Mr. Corfield holds 80,368 options where the exercise prices exceed the Revised Offer Price and range from $4.51 to $10.42, of which 61,618 are vested and 18,750 are unvested.

(4)	In addition, Mr. Brumley holds 118,744 options where the exercise prices exceed the Revised Offer Price and range from $4.51 to $6.88, of which 99,994 are vested and 18,750 are unvested.

(5)	In addition, Dr. King holds 118,744 options where the exercise prices exceed the Revised Offer Price and range from $4.51 to $6.88, of which 99,994 are vested and 18,750 are unvested.

(6)	In addition, Mr. Floyd holds 197,120 options where the exercise prices exceed the Revised Offer Price and range from $2.58 to $4.90, of which 150,370 are vested and 46,750 are unvested.

(7)	In addition, Mr. Flynn holds 96,954 options where the exercise prices exceed the Revised Offer Price and range from $4.51 to $6.78, of which 42,609 are vested and 54,345 are unvested.

(8)	In addition, Mr. Tennant holds 131,161 options where the exercise prices exceed the Revised Offer Price and range from $3.54 to $4.90, of which 84,411 are vested and 46,750 are unvested.

(9)	In addition, Mr. van Ierland holds 60,000 options where the exercise prices exceed the Revised Offer Price and range from $4.51 to $6.47, of which 25,625 are vested and 34,375 are unvested.”

The sixth paragraph under the heading “Severance Compensation and Change-in-Control Arrangements” of Item 3(c) of the Schedule 14D-9 is hereby amended by deleting the following language:

“based on a per share Offer Price of $1.55.”

Item 4.          The Solicitation or Recommendation.

Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“As described in more detail below, upon careful consideration of the terms and conditions of the Revised Offer and after consultation with the Special Committee’s outside legal counsel and financial advisor, the Special Committee unanimously determined at a meeting duly held on October 14, 2009 that the Revised Offer is grossly inadequate and not in the best interests of the Company and its Public Stockholders.

ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S PUBLIC STOCKHOLDERS REJECT THE REVISED OFFER AND NOT TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE REVISED OFFER.”

Item 4(b) of the Schedule 14D-9 is hereby amended and restated as follows:

“In light of (i) Purchaser’s cash offer of $2.25 per Share and (ii) the Special Committee’s recommendation, to the Company’s knowledge after making reasonable inquiry, the directors and executive officers of the Company that currently own Shares do not currently intend to tender or sell Shares held of record or beneficially owned by them to Purchaser in the Revised Offer.”

Item 4(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“On October 5, 2009, the Special Committee met with the Company’s management and representatives of the Company’s legal and financial advisors to discuss the Revised Offer and the process to be undertaken in connection with the Special Committee’s review of the Revised Offer.  After extensive discussions, the Special Committee requested that its advisors continue their review of the Revised Offer.

During the week of October 5, 2009, representatives of Jefferies held several conference calls with members of senior management of the Company to diligence the financial condition, results of operations and prospects of the Company.  Jefferies also updated its prior diligence of the Company and updated its prior review of the relevant markets.

On October 13, 2009, the Special Committee met to discuss the Revised Offer.  Members of the Company’s senior management, Gibson Dunn and Jefferies were also present at the meeting. The members of the Special Committee discussed in detail with their advisors and Company management the terms of the Revised Offer. In addition, the Company’s management also reviewed with the Special Committee the Company’s business, financial condition and prospects.  Jefferies also presented its financial analyses of the Revised Offer.  The Special Committee then moved to an executive session attended only by the members of the Special Committee and Gibson Dunn. At the conclusion of such session, the Special Committee determined to instruct Jefferies to prepare additional informational materials in connection with the Revised Offer for review by the Special Committee at its next meeting.

After the United States securities markets closed on October 14, 2009, the Special Committee again met to discuss the Revised Offer.  Members of the Company’s senior management, Gibson Dunn and Jefferies were also present at the meeting.  Jefferies reviewed the additional informational material that was requested by the Special Committee after the October 13th meeting.  Jefferies also delivered its written opinion, dated October 14, 2009, to the Special Committee, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the holders of Shares (other than KPN and any of its affiliates) pursuant to the Revised Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Jefferies, dated October 14, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex B. Jefferies provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Revised Offer.

The Special Committee then moved to an executive session attended only by the members of the Special Committee and Gibson Dunn. After a lengthy discussion and careful consideration, including taking into account the factors set forth below under “Reasons for the Special Committee’s Recommendation,” the Special Committee unanimously determined that the Revised Offer was grossly inadequate, opportunistic and not in the best interests of the Company and its Public Stockholders. Accordingly, the Special Committee unanimously determined to recommend that the Company’s Public Stockholders reject the Revised Offer and not tender their Shares in the Revised Offer.  The Special Committee also determined to keep in place the previously implemented Rights Agreement.

Before the United States securities markets opened on October 15, 2009, the Company issued a press release with respect to the Special Committee’s recommendation regarding the Revised Offer.”

Item 4(d) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end thereof:

“The Special Committee has conducted a thorough review and consideration of the Revised Offer, and, after consultation with members of senior management and the Special Committee’s independent legal and financial advisors, has unanimously determined that the Revised Offer is grossly inadequate, opportunistic and not in the best interests of the Company and its Public Stockholders.

Accordingly, and for the reasons described in more detail below, the Special Committee unanimously recommends that the Public Stockholders reject the Revised Offer and not tender their Shares to Purchaser pursuant to the Revised Offer.

The Special Committee considered each of the following factors in support of its recommendation that the Company’s Public Stockholders reject the Revised Offer and not tender their Shares to Purchaser in the Revised Offer:

Purchaser’s $2.25 per Share Revised Offer significantly undervalues the Company’s current results and long-term prospects and does not adequately compensate the Public Stockholders for their Shares.

•                  Industry Leader.  The Company is a leading wholesale carrier of international long distance telephone calls.

•                 The Company transported 23.5 billion minutes of traffic over the iBasis Network in 2008, a volume of traffic that positions it among the largest carriers of international traffic in the world, based on global traffic statistics contained in the industry analyst publication TeleGeography 2009.

•                 The Company’s network infrastructure includes one of the world’s largest international VoIP networks and has over 1,000 points of presence in more than 100 countries to facilitate the termination of voice traffic for approximately 800 carrier customers worldwide.

•                 The Company’s VoIP network is based on technologically-advanced switchless architecture, leveraging hardware, as well as patented and patent-pending technology for quality management and advanced routing, which results in higher voice quality, call completion and call duration for the Company’s customers.

•                  Substantial Growth Opportunities.  We believe the Company has substantial growth opportunities from organic growth of its traditional business, from outsourcing and via acquisitions.

•                 Organic Growth of Traditional Wholesale Business.  We believe the overall growth of the international voice market, particularly the wholesale and VoIP segments, present attractive opportunities. According to TeleGeography, total international voice traffic grew at a compounded annual growth rate of 14.0% from 2002 to 2008. International VoIP traffic, as a subset of total traffic, grew faster at a compounded annual growth rate of 32.8% and grew from 10.5% to 22.6% of total traffic volume over the same time period. Similar to VoIP traffic growth, wholesale traffic has grown at a compounded annual growth rate of 18.3% from 2005 to 2008, achieving 56.4% of the total traffic volume from 51.3% over the same period. We believe the Company’s position as a leading wholesale carrier, and its strength in VoIP, position it to benefit from the growth in the overall international voice market, and particularly in the faster growth VoIP and wholesale segments.

•                 Outsourcing.  We believe that the outsourcing of international voice traffic by carriers will accelerate in the coming years, as the international voice business becomes increasingly commoditized and carriers continue to realize that they do not have the scale and efficiencies of international wholesale providers. In our view, this trend is evidenced by the increasing number of such arrangements entered into over the last 20 months. Carriers such as TDC A/S, British Telecom and MTN have outsourced their international voice business to international wholesale providers to realize operational and capital cost savings. We strongly believe that our experience and expertise in outsourcing, as demonstrated by our integration of KPN and TDC’s international voice business, combined with our scale and technologically advanced network architecture, including our patented and patent-pending technology for quality management and advanced routing, and our new integrated billing and ERP Systems, position the Company to capture a leading share of the emerging outsourcing market. We also note that the emerging outsourcing model generally involves a more stable flow of traffic, which we believe will provide stable profitability for this business segment.

•                  Acquisition.  Due to the highly fragmented nature of the international voice market, we believe that there will be a number of opportunities to acquire the wholesale operations of retailers and carriers, which would permit the Company to solidify and expand its network footprint, increase its scale and geographic reach and create revenue and cost synergies. The Company’s 2008 transaction with TDC A/S is an example of the acquisition of an incumbent carrier’s international wholesale business in combination with the outsourcing of the carrier’s own international traffic.

The Revised Offer is grossly inadequate from a financial point of view to the Company’s Public Stockholders.

•                  The Special Committee considered the financial analyses of Jefferies presented to the Special Committee at its meeting on October 13, 2009 and Jefferies’ written opinion, dated October 14, 2009, to the Special Committee, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the holders of Shares (other than KPN and any of its affiliates) pursuant to the Revised Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Jefferies, dated October 14, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex B. Jefferies provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Revised Offer. After considering the factors set forth herein, including the opinion of Jefferies, the Special Committee has unanimously concluded that the Revised Offer is grossly inadequate from a financial point of view to the Company’s Public Stockholders.

The Revised Offer is opportunistic, given that the Company has just completed the integration of the KPN Transaction.

•                  The integration of the KPN Transaction was completed in Q1 2009. After investing approximately $11.8 million in integration costs, the Company has only now begun to fully realize the expected synergies from the KPN Transaction, as is reflected in its Q2 2009 financial results. We note that KPN announced its intent to commence the Original Offer less than two weeks prior to the Company’s announcement of its Q2 2009 results. At that time, KPN was privy to the Company’s expected results for that quarter, as a result of accelerated reporting to KPN due to its majority ownership stake and its consolidation of the Company’s results in its financial reporting, as well as insight into achievements in new business development and progress on the Company’s growth initiatives described below.

The Revised Offer does not compensate the Company’s Public Stockholders for a range of other initiatives being undertaken by the Company that will start to meaningfully impact earnings within the next year and beyond.

•                  Strategic Pricing Initiative.  At the outset of this year the Company launched a strategic pricing initiative that in our view has been instrumental in shedding low-margin traffic and expanding its gross margins. We believe this initiative will allow the Company to maintain its average margin per minute, despite anticipated reductions in average revenue per minute, while also freeing network resources to pursue higher-margin growth. Although this initiative, as expected, has resulted in a drop in traffic and revenue in the short term, as the process stabilizes in the near future we believe the Company has strengthened its internal systems, policies and practices to resume profitable revenue growth. During the second half of fiscal 2009, the emphasis of the Company’s strategic pricing initiative is on significantly automating and optimizing pricing which allows the Company’s sales force to more efficiently sell a broader set of routes, resulting in additional opportunities to capture revenue.

•                  Increased Focus on Reducing Operating Expenses.  The Company is currently focused on reducing operating expenses through a number of initiatives. Those initiatives include reducing network transmission costs, reduction of service level agreements with KPN and a reduction in other general expenses.

•                  New Billing and ERP Systems.  The Company has recently completed its implementation of a new integrated billing system and a new ERP system which substantially expands the scale of the minutes, transactions and customers that the business can effectively manage. These are crucial steps necessary for the anticipated expansion of the business from outsourcing and acquisitions.

•                  Expansion of Higher Margin Mobile Services Revenue.  The Company is placing significant efforts behind fully productizing and operationalizing its portfolio of international messaging, signaling, and roaming services. Specific services include GRX, IPX, SMS, MMS, GMS, Sigtran and RIS. We expect this effort to significantly expand the Company’s mobile services opportunities in a high-margin, fast growing market segment.

•                  New Sales Opportunities.  The Company is pursuing a multitude of sales opportunities to initiate business with new customers and expand business with existing customers. The Company is beginning to benefit from the intensified focus on international traffic in the prepaid and unlimited mobile market in the U.S. as evidenced by its selection as international voice provider for a leading and growing U.S. prepaid wireless operator. In the voice over broadband space, which has been a Company strength for some time, the Company recently added major new customers, including a leading national player in Europe and a global Internet brand, which provides the Company with significant growth potential. The Company is in the process of strengthening its competitive position by leveraging and consolidating bilateral agreements to increase the number of countries in which it now has advantageous termination capabilities.

•                  Expanding Termination Footprint.  The Company is expanding its termination footprint and geographic reach through the addition of new network points of presence throughout the world. A major emphasis is being placed in Latin America to expand the iBasis network presence.

There can be no assurance that the foregoing initiatives will yield the anticipated results.

The Revised Offer is clearly timed to take advantage of the Company’s depressed stock price.

•                  KPN’s Stated Premium is Based on a Stock Price that was Near 5-Year Lows.  KPN has opportunistically timed its approach to take advantage of the fact that the Company’s stock was trading near a 5-year low and, as indicated above, without having realized the full value of the Company’s cost-saving initiatives, its position in the emerging outsourcing market or the synergies from the KPN Transaction. Therefore we believe the “premium” cited by KPN is based on a stock price that is not representative of the value of the Company and is not nearly sufficient to compensate the Company’s Public Stockholders for the intrinsic value of their Shares.

The Revised Offer is at a significant discount to the Company’s 2008 Share buyback program.

•                  Between May 1, 2008 and August 31, 2008, the Board of Directors (supported by KPN’s designees) approved a $15,000,000 Share buyback program as a result of the view that the Company’s Shares were trading at a substantial discount to their intrinsic value. Through this program the Company bought back 3,906,940 Shares at an average price of $3.84 per Share, including 2,153,140 Shares at an average price of $4.14 per Share in August 2008.

The Revised Offer is highly conditional, creating substantial uncertainty as to whether KPN would be required to consummate the Revised Offer.

The Special Committee considered the fact that, as was the case with the Original Offer, there are numerous, significant conditions to the Revised Offer. The conditions are broadly drafted and allow KPN to make subjective determinations which would enable KPN not to consummate the Revised Offer. Thus, the conditions create substantial uncertainty as to whether KPN would be required to consummate the Revised Offer.

•                  90% Condition.  The Revised Offer is conditioned on there having been validly tendered and not withdrawn prior to the expiration of the Revised Offer a number of Shares that, when added to the number of Shares already owned by KPN, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Revised Offer.

•                  Market Changes.  The Revised Offer is also conditioned on the absence of certain adverse changes in market and other conditions, including a condition that there has not occurred any decline in the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ—100 Index by an amount in excess of 15%, measured from the open of business on July 13, 2009. To the extent that any of these indices decline by an amount in excess of 15% measured from the close of business at the time of commencement of the Revised Offer, KPN is not required to complete the Revised Offer.

•                  Material Adverse Change.  KPN may also terminate the Revised Offer if any change shall occur or be threatened or disclosed in, among other things, the business, assets, condition (financial or otherwise), results of operations or prospects of the Company which, in the reasonable judgment of KPN, is or may be materially adverse to the value of the Company or any of its subsidiaries or the value of the Shares to KPN or any of its affiliates.

•                  Regulatory Conditions.  The Revised Offer is also conditioned on there not being any statute, rule, regulation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated or deemed applicable to KPN, Purchaser or any affiliate of KPN or to the Revised Offer or a second-step merger or other business combination by KPN or any affiliate of KPN with the Company which, in the reasonable judgment of KPN, may seek or result in, among other things, (i) a challenge to or delay of the Revised Offer, or (ii) limitations on the ability of KPN or its affiliates to exercise full rights of ownership of the Shares.

The Revised Offer is funded in significant part by the Company’s own cash resulting in offering only $1.73 per Share for the operations of the Company.

•                  As of June 30, 2009, the Company had cash and investments of approximately $57.3 million and $19.9 million in outstanding indebtedness, or $0.52 in net cash per Share. As a result, net of cash, KPN is effectively offering to pay only $1.73 per Share for the remaining Shares of the Company in the Revised Offer.

The foregoing discussion of the information and factors considered by the Special Committee is not meant to be exhaustive, but includes the material information and factors considered by the Special Committee in reaching its conclusions and recommendations. The members of the Special Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company. In light of the number and variety of factors that the Special Committee considered, the members of the Special Committee did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Special Committee was made after considering the totality of the information and factors involved. In addition, individual members of the Special Committee may have given different weight to different factors.

Accordingly, the Special Committee unanimously recommends that the Company’s Public Stockholders reject the Revised Offer and not tender their Shares in the Revised Offer.”

Item 8.       Additional Information.

Item 8(f) of the Schedule 14D-9 is hereby amended and restated as follows:

“This Statement contains “forward-looking statements”. These statements relate to expectations concerning matters that (i) are not historical facts, (ii) predict or forecast future events or results, or (iii) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it does not give any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond the control of the Company. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s

Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the SEC (collectively, the “Periodic Reports”). All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Please refer to the risk factors described in the Periodic Reports as well as other documents the Company files with the SEC from time to time.”

Item 8(g) of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph thereof:

“On October 12, 2009, the Delaware Chancery Court scheduled the hearing on the Company’s and KPN’s respective claims against each other for October 28, 2009 and October 29, 2009.”

Item 9.       Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(22)	Opinion of Jefferies & Company, Inc., dated as of October 14, 2009 (attached as Annex B).
(a)(23)	Press release issued by the Company on October 15, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

	By:	/s/ Mark S. Flynn
		Name:	Mark S. Flynn
		Title:	Chief Legal Officer and Corporate Secretary

Dated: October 15, 2009

Annex B

Jefferies & Company, Inc.
1050 Winter Street, Suite 2400
Waltham, MA 02451
tel	781.522.8400
fax	781.522.8484
www.jefferies.com

October 14, 2009

Special Committee of the Board of Directors

iBasis, Inc.

20 Second Avenue

Burlington, Massachusetts 01803

Members of the Special Committee:

We understand that KPN B.V. (the “Offeror”), a wholly-owned subsidiary of Koninklijke KPN N.V. (the “Parent”), has amended the terms of its tender offer (the “Tender Offer”) for all of the outstanding shares of the common stock, par value $0.001 per share (the “Common Stock”), of iBasis, Inc. (the “Company”) that are not already owned by the Offeror to increase the price to $2.25 per share in cash (the “Consideration”).  The terms and conditions of the Tender Offer are more fully set in the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Parent and the Offeror with the Securities and Exchange Commission on July 28, 2009 under cover of Schedule TO, as amended through Amendment No. 5 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Parent and the Offeror on October 5, 2009 (collectively, the “Schedule TO”). The Schedule TO provides that if, following consummation of the Tender Offer, the Offeror owns at least 90% of the outstanding shares of Common Stock, the Offeror intends to cause the Company to enter into a merger in which all remaining outstanding shares of Common Stock not owned by the Offeror would be converted into the right to receive the Consideration. You have informed us that the Parent and its subsidiaries currently own approximately 56.3% of the outstanding shares of Common Stock.

You have asked for our opinion as to whether the Consideration proposed to be paid by the Offeror to the holders of shares of Common Stock pursuant to the Tender Offer is adequate, from a financial point of view, to such holders (other than the Parent and its affiliates).

In arriving at our opinion, we have, among other things:

(i)                         reviewed the Schedule TO;

(ii)                      reviewed certain publicly available financial and other information about the Company;

(iii)                   reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)                  held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)                     reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)                  compared the proposed financial terms of the Tender Offer with the financial terms of certain other transactions that we deemed relevant; and

(vii)               conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to us or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us.  We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading.  In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof.  We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Special Committee of the Company’s Board of Directors (the “Special Committee”), including, without limitation, advice as to the legal, accounting and tax consequences of the terms of the Tender Offer to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Tender Offer to any holder of Common Stock.

It is understood that our opinion is for the use and benefit of the Special Committee in its consideration of the Tender Offer, and our opinion does not address the relative merits of the Tender Offer as compared to any alternative transaction or opportunity that might be available to the Company.  Our opinion does not constitute a recommendation to the holders of any shares of Common Stock as to whether or not such holders should tender their shares pursuant to the Tender Offer or as to any other matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock (other than the Parent and its affiliates). We express no opinion as to the price at which shares of Common Stock will trade at any time.  Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Tender Offer relative to the Consideration proposed to be paid to the holders of shares of Common Stock.  Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Special Committee to act as financial advisor to the Special Committee in connection with the Tender Offer.  We have received fees, and expect to receive additional fees, for our services in connection with our engagement, including a fee that is payable upon delivery of this opinion, fees that will be payable whether or not the Tender Offer is completed, and a fee that would be payable upon the consummation of the Tender Offer.  We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of the Company and the Parent, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or the Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, the Parent, the Offeror or entities that are affiliated with the Company, the Parent or the Offeror, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Special Committee, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of shares of Common Stock pursuant to the Tender Offer is inadequate, from a financial point of view, to such holders (other than the Parent and its affiliates).

Very truly yours,

JEFFERIES & COMPANY, INC.